SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2005 NOV 17 P 12:25
OFFICE OF INT'L CORPORATE FINANCE

15 November 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finan[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

05012651

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 14 November 2005 as published in the South China Morning Post in Hong Kong on 15 November 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Encl

c.c. J P Morgan
- Mr. Bric Luk

E\tn\sa\SHPCL_3Q2005\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

14 November 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

E\tm\sa\SHPCL\Dir-14-11-05\ltr.docl

Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), a company listed on the Stock Exchange of Thailand ("Thailand Stock Exchange") and a 73.61% owned subsidiary of Shangri-La Asia Limited, has on 14 November 2005 released to Thailand Stock Exchange a report (the "Report") on the directors' resolutions made at the directors' meeting of SHPCL held on 14 November 2005. The following is a reproduction of the Report for information purpose only.

To : Managing Director
The Stock Exchange of Thailand

Date : November 14, 2005

Re : Change of Director and Reappointment of the Audit Committee

Shangri-La Hotel Public Company Limited wishes to notify the Board of Directors' resolutions made at its meeting on November 14, 2005 as follows:-

1. Mr. Lim Soon Huat has resigned as a director of the Company and Mr. Madhu Rama Chandra Rao has been appointed as a director of the Company with effect from November 14, 2005.

2. The directors who are authorised to sign in binding the Company are as follows:

   "Any two of Mr. Suvat Asdathorn and/or Mr. Maris Pakdeetaveevivat and/or Madam Kuok Oon Kwong and/or Mrs. Chanida Asdathorn and/or Mr. Ho Kian Guan and/or Mr. Somkiat Asdathorn and/or Mr. Surin Asdathorn and/or Mrs. Pavinee Meensuk and/or **Mr. Madhu Rama Chandra Rao** to sign jointly and affix the Company's seal."

3. To reappoint the existing Audit Committee whose term is expiring on November 15, 2005 to resume as the Audit Committee of the Company for another term of 2 years with effect from November 15, 2005. The scope of duties and responsibilities will remain unchanged.

   Names of member of the Audit Committee are as follows:

   - Chairman of the Audit Committee : Mr. Kovit Poshyananda
   - Member of the Audit Committee : Mr. Jayavadh Bunnag
   - Member of the Audit Committee : Mr. Kledchai Benja-athonsirikul
   - Secretary to the Audit Committee : Mr. Navjyot Singh Sachdev

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary